SECURITI 03012621 SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH SECTION

SEC FILE NUMBER
8-50777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) **AND ENDING** December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arapaho Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, 35th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Mannella (212) 339-2756

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- 4 Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 0 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Eugene Mannella**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Arapaho Partners, LLC**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

COUNTY OF New York
STATE OF New York
SWORN TO BEFORE ME THIS
3 DAY OF Feb. 2003

Joan Green Marbit
Notary Public

JOAN GREEN MARBIT
Notary Public, State of New York
No. 01MA5004962
Qualified in New York County
Certificate Filed in New York County
Commission Expires November 30, 2006

Signature

President
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Arapaho Partners, LLC

December 31, 2002
with Report of Independent Auditors

Arapaho Partners, LLC

Statement of Financial Condition

December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Arapaho Partners, LLC

We have audited the accompanying statement of financial condition of Arapaho Partners, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Arapaho Partners, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2003

Arapaho Partners, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 77,446
Placement fees receivable	1,350,081
Other receivables	7,604
Prepaid expenses	2,124
Other assets	1,575
	$ 1,438,830
Liabilities and members' equity	
Accrued expenses and other liabilities	$ 43,432
Members' equity	1,395,398
Total liabilities and members' equity	$ 1,438,830

See notes to statement of financial condition.

Arapaho Partners, LLC

Notes to Financial Statements

December 31, 2002

1. Organization

Arapaho Partners, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The objective of the Company is to earn fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities.

The Company shall continue until March 17, 2023, unless the Company is dissolved before such date in accordance with the provisions of the Company agreement.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is treated as an unincorporated business for local tax purposes. While local taxes have been provided at statutory rates, the Company is not subject to Federal or state taxation. Federal and state income taxes are the responsibility of the individual members.

3. Placement Fees

At December 31, 2002, approximately 94% of placement fees receivable are due from one investment manager.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company's minimum net capital requirement is the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Also, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2002, the Company had net capital, as defined, of $34,014, exceeding requirements by $29,014. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.